Exhibit 99.1

Inspira Achieves Positive Results of Above 95% For Preventing Bloodstream Infections

The ex-vivo testing demonstrated significant bacterial reduction for the innovative IV dressing technology aimed at preventing bloodstream infections in critical patients

Ra’anana, Israel - February 11, 2025 – Inspira™ Technologies OXY B.H.N. Ltd. (Nasdaq: IINN) (“Inspira” or the “Company”), a pioneer in breakthrough life-support technology, today announced positive initial results from its previously reported collaboration with Ennocure MedTech Ltd. to develop a novel bio-electronic treatment for preventing bloodstream infections.

In ex-vivo porcine skin model testing, the bio-electronic patch demonstrated a 95% reduction in bacterial presence within 4 hours, with continued effectiveness observed over a 24-hour period. The technology, which uses physical electric stimulation rather than chemical agents, showed promising results in preventing pathogen growth on treated surfaces.

“We believe that these initial results represent an important milestone in our development of next-generation infection prevention technology,” said Dagi Ben-Noon, CEO of Inspira. “With an estimated 250,000 bloodstream infections related to intravenous lines occurring worldwide each year, we believe this novel approach could potentially offer significant advantages in critical care settings.”

The bio-electronic technology is being designed to address several key challenges associated with traditional IV dressings, including:

●	Prevention of bacterial growth through physical rather than chemical means

●	Potential for extended wear time, reducing frequency of dressing changes

●	Applicability to both skin surface and cannula areas

●	Real-time monitoring capabilities

Testing was conducted following adjusted standardized protocols, including the AATCC TM100 standard for antimicrobial performance, with results showing consistent bacterial reduction under active patches compared to controls.

About Ennocure MedTech Ltd.

Ennocure, is a pioneer in the development of bio-electronic wound dressing. At the core of the technology is a proprietary bio-electronic wound dressing designed to prevent bacterial infections, while providing remote wound monitoring & infection alerts based on AI-driven personalized therapy.

About Inspira

Inspira is an innovative medical technology company in the life support and respiratory treatment arena. The Company has developed a breakthrough Augmented Respiration Technology (INSPIRA™ ART), a groundbreaking device poised to revolutionize the $19 billion mechanical ventilation market. With 20 million intensive care unit patients with acute respiratory failure each year, many of whom rely on mechanical ventilators, the INSPIRA™ ART system aims to revolutionize critical care by enabling patients to remain awake during treatment while stabilizing oxygen levels without mechanical ventilation. The FDA-cleared INSPIRA™ ART100 system has received regulatory approvals for Cardiopulmonary Bypass procedures in both the U.S. and for Cardiopulmonary Bypass procedures and Extra Corporeal Membrane Oxygenation in Israel. The Company’s HYLA™ blood sensor technology is designed to provide continuous, real-time blood monitoring without the need for blood draws, targeting the $2.5 billion blood gas analyzer market. The Company’s pipeline products, including the INSPIRA™ ART (Gen 2), INSPIRA™ Cardi-ART, and HYLA™ blood sensor, are currently in development and have not yet received regulatory approval.

For more information, please visit our corporate website at https://inspira-technologies.com.

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the potential benefits of its bio-electronic patch, that the initial results represent an important milestone in its development of next-generation infection prevention technology and the intended design of the bio-electronic patch. These forward-looking statements and their implications are based solely on the current expectations of the Company’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”), which is available on the SEC’s website at www.sec.gov.

Company Contact

Inspira Technologies – Media Relations
Email: info@inspirao2.com
Phone: +972-9-9664485

Capital Markets & Investor Contact

Arx | Capital Markets Advisors
North American Equities Desk
inspira@arxadvisory.com